August 29, 2024 VIA EDGAR	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 5 to Registration Statement on Form S-1 Filed July 25, 2024
File No. 333-275209

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 23, 2024, regarding the Company’s Amendment No. 5 to registration statement on Form S-1 submitted to the Commission on July 25, 2024 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 6.

Amendment No. 4 to Form S-1 filed July 25, 2024 General

1.	Please revise to reflect the comments we issued on August 23, 2024 relating to your Form S-1 (file no. 333-274435), as appropriate.

RESPONSE: The Registration Statement has been revised through Amendment No. 6 to reflect the Company’s responses to the Commission’s comments issued on August 23, 2024 relating to its Form S-1 (file no. 333-274435).

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

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